KRONOS WORLDWIDE ANNOUNCES PRELIMINARY THIRD QUARTER OF 2010 RESULTS

DALLAS, TEXAS…October 18, 2010…Kronos Worldwide, Inc. (NYSE:  KRO) today announced that it expects to report net sales for the third quarter of 2010 of $376.6 million, which would be $66.5 million, or 21% higher, than net sales of $310.1 million as reported in the third quarter of 2009.  The expected increase in net sales is due primarily to higher sales volumes and higher average TiO2 selling prices.   TiO2 sales volumes for the third quarter of 2010 increased 11%, to 138,000 metric tons, as compared to the third quarter of 2009 as a result of increased demand in all markets.  Average TiO2 selling prices increased 16% in the third quarter of 2010 as compared to the third quarter of 2009, reflecting a continuation of the improvement in selling prices that began in the second half of 2009 and continued throughout the first nine months of 2010.

The Company also expects to report income from operations in the third quarter of 2010 of $57.0 million, which would be an increase of $35.9 million from income from operations of $21.1 million reported in the third quarter of 2009.  The expected increase in income from operations is due primarily to higher sales volumes, higher TiO2 average selling prices and higher production volumes.  TiO2 production volumes in the third quarter of 2010 increased 4%, to 134,000 metric tons, as compared to the third quarter of 2009, with operating rates at near full capacity in the 2010 quarter as compared to operating rates at approximately 96% of capacity in the third quarter of 2009.

Due primarily to the higher expected income from operations, net income in the third quarter of 2010 is expected to be $32.1 million, or $.66  per diluted share, compared to net income of $8.6 million, or $.17 per diluted share, in the third quarter of 2009.  These preliminary results for the third quarter of 2010 confirm the strong performance seen in the TiO2 industry throughout the period.

The expected financial results presented herein are based on management’s analysis for the quarter ended September 30, 2010,  and are subject to the completion of our financial closing procedures (including the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).  Those procedures have not been completed.  Accordingly, these expected financial results may change and those changes may be material.

The statements in this release relating to matters that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct.  Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties.  The factors that could cause actual future results to differ materially include, but are not limited to, the following:

•	Future supply and demand for our products;
•	The extent of the dependence of certain of our businesses on certain market sectors;
•	The cyclicality of our businesses;
•
Customer inventory levels (such as the extent to which our customers may, from time to time, accelerate purchases of TiO2 in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases);

•	Changes in raw material and other operating costs (such as energy costs);
•	General global economic and political conditions (such as changes in the level of gross domestic product in various regions of the world and the impact of such changes on demand for TiO2);
•	Competitive products and substitute products;
•	Customer and competitor strategies;
•	Potential consolidation or solvency of our competitors;
•	The impact of pricing and production decisions;
•	Competitive technology positions;
•	Our ability to protect our intellectual property rights in our technology;
•	The introduction of trade barriers;
•	Fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone and the Canadian dollar);
•	Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime and transportation interruptions);
•	The timing and amounts of insurance recoveries;
•	Our ability to renew or refinance credit facilities;
•	Our ability to maintain sufficient liquidity;
•	The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters;
•	Our ability to utilize income tax attributes, the benefits of which have been recognized under the more-likely-than-not recognition criteria;
•	Environmental matters (such as those requiring compliance with emission and discharge standards for existing and new facilities);
•	Government laws and regulations and possible changes therein;
•	The ultimate resolution of pending litigation; and
•	Possible future litigation.

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected.  The Company disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Kronos Worldwide, Inc. is a major international producer of titanium dioxide products.